1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Richard Horowitz richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 8452 Fax

January 17, 2020

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Karen Rossotto, Esq.

Re:	Franklin BSP Private Credit Fund, File No. 811-23492, 333-234759 (the “Fund”)

Dear Ms. Rossotto:

We are writing in response to comments provided on December 18, 2019 with respect to the registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), on November 18, 2019 on behalf of the Fund, a non-diversified, closed-end management investment company. The Fund has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the Registration Statement.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

General Comments

1.	Comment: We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: We acknowledge the comment.

2.	Comment: A significant portion of the registration statement appears to be sales literature. Please consider instruction 5.b. in General Instructions for Parts A and B in Form N-2, which states that “[i]f ‘sales literature’ is included in the prospectus...it should not significantly lengthen the prospectus nor obscure essential disclosure.” Please also note that, consistent with General Instructions to Part A: The Prospectus, “responses to the items of Part A of Form N-2 should be as simple and direct as possible and should include only information needed to understand the fundamental characteristics” of the Fund. Revise the disclosure throughout the registrant statement to comply with these instructions.

Response: We have deleted certain portions of the disclosure in the section entitled “Investment Objective, Opportunities and Strategies” in order to streamline the overall disclosure.

3.	Comment: Please supplementally explain if the Fund has submitted or intends to submit an exemptive application or no-action request in connection with the registration statement, or if the Fund anticipates requesting such relief in the future. In particular, will the Fund require relief to offer multiple classes of shares?

Response: The Fund intends to rely on existing exemptive relief to offer multiple share classes provided to Franklin Floating Rate Trust, et al., provided in response to the application file on Form 40-6C/A on September 9, 2003, File No. 812-12952, and on the co-investment exemptive relief issued to Franklin Alternative Strategies Funds, et. al., Investment Company Act Rel. No. 33117.

4.	Comment: With respect to the disclosure in Principal Investment Strategies, please address the following comments:

a.	The first sentence states, “[t]he Fund seeks to achieve its investment objective by investing in private credit investments in middle market companies in the United States.” As private credit investments are a principal investment of the Fund, please disclose in plain English how the Fund defines private credit investments and how the Fund may achieve its objective through investment in this asset class. Additionally, as the Fund’s name includes the term “Private Credit,” please disclose here that the Fund will invest 80% of its Fund’s Managed Assets in private credit investments.

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b.	In the third sentence, the disclosure states, “[t]he Fund aims to target investments presented by the large, persistent and attractive market opportunity created by a structural supply/demand imbalance for private credit.” Please describe what a “structural supply/demand imbalance” is in plain English. In general, please avoid the use of technical and complex language or jargon.

c.	In the middle of this section, the disclosure states, “Benefit Street Partners (“BSP”) believes that private debt represents a large opportunity set for the Fund, particularly for well-positioned investors that possess a scaled platform, deep credit markets experience, knowledge and proprietary sourcing networks.” Define BSP as the Fund’s investment advisor since it is used here for the first time. Also, it is unclear who the referenced “investors” are. Clarify if “investors” means the Fund or investors in the Fund.

Response: The disclosure has been revised accordingly.

5.	Comment: In Interval Fund, please specify the anticipated timing of the Fund’s initial repurchase offer and provide a cross-reference to those sections of the Prospectus that discuss the Fund’s repurchase policies and the attendant risks. See Guide 10 to Form N-2.

Response: The disclosure has been revised accordingly.

6.	Comment: Please confirm that the bullets disclosed in Unlisted Closed-End Fund will also appear immediately above the signature line on the account registration form or subscription agreement used by investors to purchase Fund shares.

Response: We respectfully acknowledge the comment; however, we note that we are not aware of any form or other requirement to include these bullet points in the account registration form or subscription agreement. We believe that, because a prospectus will be delivered to investors along with an account registration form and/or subscription agreement, it is unnecessary to include the risk factors in such documents as well.

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Prospectus Summary

7.	Comment: On page 1, in Investment Opportunities and Strategies, the disclosure states: “‘Managed Assets’ means the total assets of the Fund (including any assets attributable to indebtedness or any preferred shares that may be issued) minus the Fund’s liabilities other than liabilities relating to indebtedness.” Please confirm that this definition is consistent with Rule 13d-1 under the Investment Company Act of 1940.

Response: We respectfully note that there is no Rule 13d-1 under the 1940 Act. We note that the definition of “Managed Assets” is consistent with the definition of total assets under Rule 35d-1 and we believe that the Fund’s 80% policy complies with the requirements of this Rule.

8.	Comment: In the carry-over paragraph on page 3, in Portfolio Composition, the disclosure states, “[t]he Fund may utilize various types of derivative instruments...including total return swaps for the purpose of gaining exposure to Syndicated Loans [emphasis added].” Please disclose here each type of derivative the Fund intends to use as a principal strategy and the specific risks associated with each type. Also, will the Fund count derivatives towards the Fund’s policy to invest at least 80% of its Managed Assets in private credit? If so, please confirm supplementally that the derivatives will be valued at market, and not notional, value for this purpose.

Response: We respectfully acknowledge the comment and confirm that total return swaps is the only class of derivative instruments we intend to use as part of our principal investment strategy. We hereby confirm that the Fund intends to use the market value of all derivatives, including total return swaps, for purposes of testing its compliance with the 80% policy.

9.	Comment: On page 6, in Fund Expenses, the disclosure references an Administration Agreement between the Fund and an Administrator and a BSP Administration Agreement. Please disclose in this section how the Board of Directors, including the Independent Directors, will review the compensation that the Fund pays to the Administrator and to BSP under these agreements and how the Board determines that such payments are reasonable in light of the services provided.

Response: As requested, the disclosure has been revised with respect to the BSP Administrator. We note that the other Administrator is not expected to be an affiliated person of the Fund or the Adviser; the Board will, consistent with its fiduciary duty, review and approve the applicable contract, services and compensation to be provided by the other third party Administrator. We do not believe, however, that additional disclosure is warranted with respect to the Board’s oversight of an unaffiliated third party administrator.

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Prospectus

10.	Comment: On page 14, in Summary of Fees and Expenses, in footnote 3 to the fee table, the disclosure states, “[t]he Management Fee is calculated and payable monthly in arrears at an annual rate of [ _]% of the average daily value of the Fund’s Net Assets.” Please explain supplementally how the Fund values derivatives for purposes of determining the Fund’s Net Assets.

Response: The Fund will use the net or market value, and not the notional value, of all derivatives for purposes of computing the Fund’s Management Fee.

11.	Comment: On page 17, in Use of Proceeds, the disclosure states, “[t]he proceeds from the sale of Shares are invested by the Fund to pursue its investment program and strategies.” Please disclose how long it is expected to take to fully invest net proceeds in accordance with the Fund’s investment objectives and policies. If the Advisor expects the investment period to exceed three months, disclose the reason for such delay. To the extent that the Fund has not invested net proceeds in accordance with its investment objectives within six months, the Fund will be required to seek shareholder consent to change its investment objectives. Please confirm in your response. See Item 7.2 of Form N-2 and Guide 1 to Form N-2.

Response: We respectfully acknowledge the comment and, note that, under normal market conditions, the Advisor expects to invest the offering proceeds in accordance with the Fund’s investment objective and policies fully within three months. To the extent there are market disruptions or other unusual circumstances, the Advisor may, consistent with its fiduciary duty to the investors and the disclosure in the Registration Statement, make defensive investments. We note that Rule 35d-1 does not require a shareholder vote to change the investment objective of a fund (except in limited circumstances not applicable to this Fund). Additionally, the Fund’s investment policies and objectives are not fundamental policies of the Fund. Accordingly, we respectfully submit that, while the Fund will act in good faith to modify its investment strategy to the extent that it is not able to deploy capital as currently contemplated by the registration statement, it will not undertake to obtain a shareholder vote in connection with any such modification.

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12.	Comment: In the last paragraph on page 18, in Investment Objective, Opportunities and Strategies, the disclosure references “sponsor and non-sponsored transactions.” Please describe these transactions in plain English.

Response: The disclosure has been revised accordingly.

13.	Comment: In this same section, in the last paragraph on page 19, delete the phrase “best-in-class portfolio management” as this is a subjective determination. In addition, as the Fund is non-diversified under the 1940 Act, please delete or replace the word “diversification” in the last line of this page and also in the first line on page 20.

Response: The disclosure has been revised accordingly.

14.	Comment: On page 20, the 5th and 6th bullets refer to OID and PIK securities. Will the Fund invest significantly in these types of obligations? If so, please disclose the following risks presented by these types of investments:

•	The interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan;

•	The interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;

•	Market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash;

•	PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral;

•	Use of PIK and OID securities may provide certain benefits to the Fund’s Advisor including increasing management fees and incentive compensation;

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•	The Fund may be required under the tax laws to make distributions of OID income to shareholders without receiving any cash. Such required cash distributions may have to be paid from offering proceeds or the sale of Fund assets; and

•	The required recognition of OID, including PIK, interest for U.S. federal income tax purposes may have a negative impact on liquidity, because it represents a non-cash component of the Fund’s taxable income that must, nevertheless, be distributed in cash to investors to avoid it being subject to corporate level taxation.

Response: Securities with OID and/or PIK elements will not be a principal investment strategy of the Fund, and the disclosure has been revised accordingly.

15.	Comment: In the line following the bullets on page 20, the disclosure states, “The Fund expects to use modest leverage.” Clarify what “modest leverage” means. Disclose the anticipated percentage of the Fund’s portfolio that will consist of leverage. Please also disclose how the Fund will use leverage and the associated risks. Consider including this disclosure in the Prospectus Summary.

Response: The disclosure has been revised accordingly.

16.	Comment: On page 22, in the paragraph immediately following the graph the disclosure refers to private market participants “holding more dry powder.” Provide a plain English explanation of this term.

Response: The disclosure has been revised accordingly.

17.	Comment: On page 23, in the third full paragraph, the disclosure describes distressed investments as “[a]lthough not initially a principal investment strategy” of the Fund [emphasis added], “the Fund may purchase and retain” these investments. If the Fund anticipates that distressed investments may be a principal investment strategy, please consider disclosing these investments in the Prospectus Summary and also disclosing the associated risks.

Response: Distressed investments will not be a principal investment strategy of the Fund, and the disclosure has been revised accordingly.

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18.	Comment: On page 25, in Expected Investment Process, Investment Committee Preview, the disclosure states, “The current investment committee for the Fund is composed of Messrs. Gahan, Paasche and Faulstich.” These individuals have not yet been introduced in the registration statement. Please disclose here their full names and their association with the Fund.

Response: The disclosure has been revised accordingly.

19.	Comment: On page 38, in Other Risks Related to the Fund, in the discussion concerning the Fund’s qualification as a RIC, or at an appropriate place within the registration statement, please disclose the effect that share repurchases may have on the ability of the Fund to qualify as a regulated investment company under the Internal Revenue Code in the event that share repurchases have to be funded with proceeds from the liquidation of portfolio securities.

Response: The disclosure has been revised accordingly.

20.	Comment: On page 45, in Management Fee, please include a statement, adjacent to the description of the Advisor’s compensation, that a discussion regarding the basis for the board of directors approving any investment advisory contract of the Fund is available in the Fund’s annual or semi-annual report to shareholders, as applicable, and provide the period covered by the relevant annual or semi-annual report. See Form N-2, Item 9, paragraph 1.b.(4).

Response The disclosure has been revised accordingly.

21.	Comment: On page 55, in Description of Capital Structure, Preferred Shares and Other Securities, the disclosure states, “…the Board may... authorize and cause the Fund to issue securities of the Fund other than Shares (including preferred Shares, debt securities or other senior securities). Please confirm that the Fund does not intend to issue debt securities or preferred shares within a year from the effective date of the registration statement. If the Fund plans to issue preferred shares within a year from the effectiveness of the registration statement, please include additional disclosure of risks to shareholders in the event of a preferred shares offering.

Response: The Fund does not intend to issue debt securities or preferred shares within a year from the effectiveness of the registration statement. The Fund may from time to time borrow money from one or more banks.

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22.	Comment: In Appendix A, Related Performance Information for the Advisor’s Private Markets Investments, we have the following comments:

a.	The appendix provides composite historical investment performance of Fund IV and its predecessor funds. Please supplementally explain the legal basis for including the prior performance of Fund IV and its predecessors in the Fund’s prospectus e.g., provide an analysis under Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996)). Alternatively, please delete Appendix A.

b.	In the first paragraph, the disclosure states, “[t]he Flagship Private Debt Strategy track record excludes funds and accounts and sleeves of funds or accounts that may invest in to a limited extent alongside the Flagship Private Debt Strategy but which are currently part of an overall fund or account with a different overall investment mandate.” Please supplementally explain why the Accounts were excluded and represent that the exclusion of the Accounts would not materially affect the performance or cause the performance presentation to be misleading.

c.	The disclosure in the first paragraph further states that the performance presentation “includes all funds and accounts managed by BSP and its affiliates with substantially similar investment objectives, policies and strategies to those of the Fund [emphasis added].” Please confirm supplementally that the performance includes only similar Accounts managed by affiliates of the adviser that have virtually all of their investment professionals in common with the adviser. See GE Funds (pub. avail. Feb. 7, 1997).

d.	The disclosure in the first paragraph further states that “[t]he Flagship Private Debt Strategy has different investment restrictions, risk tolerances, tax approached, regulatory requirements, leverage limitation and usage, fund structure and other similar considerations from the related strategies, structures and restrictions of the Fund.” Please disclose that these differences (1) are immaterial and would not have a material effect on the disclosed performance, and (2) do not alter the conclusion that the Fund and the Accounts are substantially similar. Please also explain supplementally why the differences do not alter the conclusion that the Accounts are substantially similar to the Fund.

e.	In the fourth paragraph, the disclosure states the “[g]ross IRR does not reflect deduction of fees, carried interest, if any, and expenses unless otherwise indicated. Net IRR reflects the deduction of all management fees, fund expenses and carried interest, if any, as of the reporting date.” Please explain how this complies with Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996), which requires that the performance presentations are either (1) net of all actual fees/expenses, including sales loads relating to the Account, or (2) adjusted to reflect all of the Fund’s expenses listed in the Fund’s fee table, including sales load.

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f.	Please revise the prior performance presentation so that it presents the average annual total return for 1, 5, and 10 years of operation or since date of inception if less than 10 years. Performance may be presented in other formats if it is accompanied by the average annual total return for 1, 5 and 10 years. For example, the Fund may also show the average annual total return for 3 years. Additional performance information may be included using IRR, but it must be presented clearly.

Response:

a.	In Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996)) (“Nicholas-Applegate”), the SEC staff indicated that it would not object to the inclusion of prior performance information for other funds and accounts managed by the adviser if, “(1) the performance was for all of the adviser's private accounts that were managed with investment objectives, policies and strategies substantially similar to those used in managing the fund; (2) the relative sizes of the fund and the private accounts were sufficiently comparable to ensure that the private account performance would be relevant to a potential investor in the fund; and (3) the prospectus clearly disclosed that the performance information related to the adviser's management of private accounts and that such information should not be interpreted as indicative of the fund's future performance.”

The Fund hereby represents that it has included all private funds and accounts (collectively, “Related Accounts”) primarily pursuing a substantially similar investment strategy as the Fund. This includes predominately its flagship private credit funds and separate accounts that have been managed with comparable mandates. The Related Accounts ranged in size from $120 million to $2.5 billion and are of sufficient size and scale to offer a meaningful performance comparison for the Fund. Finally, the Fund has included clear disclosure in Appendix A indicating that the performance information is for private accounts and is not indicative of the Fund’s future performance. Accordingly, we believe that the requirements of Nicholas-Applegate have been met.

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b.	The excluded funds and accounts pursue principal investment strategies that are not substantially similar to those that will be pursued by the Fund. As a result, we believe it is not appropriate to include the performance of these funds and accounts in the prior performance presentation in Appendix A because the excluded funds and accounts do not satisfy the requirements of Nicholas-Applegate.

c.	We hereby confirm.

d.	The disclosure has been revised accordingly. While the Related Accounts include funds and accounts that were not or are not registered investment companies subject to the various regulatory and tax requirements of the 1940 Act and the Internal Revenue Code of 1986, as amended, respectively, the investment strategies employed by the Related Accounts were or are substantially similar to those that will be employed by the Fund.

e.	We respectfully acknowledge the comment. The performance presented includes, with equal prominence, net performance information meeting the requirements of Nicholas-Applegate. As discussed in Nicholas-Applegate, pursuant to Section 34(b) of the 1940 Act, the ultimate standard for the inclusion of performance information in a prospectus is whether or not such information is misleading. The SEC has frequently permitted the inclusion of both gross and net performance information in other contexts, including in all mutual fund advertising pursuant to Rule 482 under the 1933 Act. Accordingly, we believe that including both gross and net performance with equal prominence is not misleading and is consistent with the requirements of Nicholas-Applegate and the 1940 Act.

f.	We respectfully acknowledge the comment. There is no no-action guidance or other authority that requires a presentation of 1, 5 and 10 year performance information for Related Account performance. We further note that, because the Fund is a closed-end fund and files on Form N-2, rather than Form N-1A, an investor would not generally expect to receive such performance information for the Fund itself in the Registration Statement. Accordingly, we respectfully decline to make the requested revisions.

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Should you have any questions or comments, please contact the undersigned at 212.698.3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz

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